First Quarter 2008 Report



Key information

Corporate highlights

- Net income of CHF 0.6 billion, down 53% with satisfactory underlying performance; earnings per share of CHF 1.84; book value per share of CHF 83.26
- Return on equity of 8.5% (annualised); shareholders' equity of CHF 27.8 billion
- Property & Casualty operating income of CHF 1.3 billion; combined ratio 96.9%
- Life & Health operating income of CHF 0.4 billion; benefit ratio of 91.3%
- Financial Markets delivered a return on investments of 5.8% (annualised)
- Structured credit default swaps in run-off generated an additional mark-to-market loss of CHF 819 million in the first quarter
- Share buy-back reached CHF 3.26 billion by the end of the first quarter 2008; 42% of announced CHF 7.75 billion target completed

Financial highlights (unaudited)

For the three months ended 31 March

CHF millions, unless otherwise stated	2007	2008	Change in %
Property & Casualty			
Premiums earned	4 902	**3 690**	−25
Combined ratio, traditional business in %	93.8	**96.9**	
Life & Health			
Premiums earned	3 189	**2 767**	−13
Benefit ratio in %	94.5	**91.3**	
Financial Markets			
Operating income	2 315	**1 389**	−40
Return on investments in %, annualised	5.4	**5.8**	
Group			
Premiums earned	8 091	**6 457**	−20
Net income	1 329	**624**	−53
Earnings per share in CHF	3.85	**1.84**	−52
Shareholders' equity (31.12.2007/31.03.2008)	31 867	**27 816**	−13
Return on equity in %, annualised	17.1	**8.5**	
Number of employees[1] (31.12.2007/31.03.2008)	11 702	**11 671**	

[1] Permanent staff

Financial strength ratings

as of 30 April 2008	S&P	Moody's	A.M. Best
Rating	AA−	Aa2	A+
Outlook	stable	stable	stable

Share performance

Market information as of 30 April 2008	
Share price (in CHF)	86.40
Market capitalisation (in CHF millions)	28 741
Number of shares entitled to dividend	332 647 831

Performance	2003 – 30 April 2008 (p.a.)	Year to 31 March 2008
Swiss Re in %	−0.9	**7.4**
Swiss Market Index in %	9.5	**−11.3**
DJ Europe STOXX Insurance Index in %	7.3	**−8.9**


Share price in CHF
Annual performance in %
200
180
160
140
120
100
80
60
40
20
0
40
20
0
-20
-40
2003
2004
2005
2006
2007
2008
— Swiss Re
— Swiss Market Index
— DJ Europe STOXX Insurance Index

Contents



From left:
Peter Forstmoser
Chairman of the Board of Directors
Jacques Aigrain
Chief Executive Officer

Dear shareholders, ladies and gentlemen

Swiss Re reported net income of CHF 0.6 billion for the first quarter of 2008. Earnings per share fell 52% to CHF 1.84 compared to the same period last year. The reduction was caused by the continuing turmoil in the financial markets and the resulting additional mark-to-market loss of CHF 819 million on the Group's structured credit default swaps. This was partially offset by a strong performance from our asset managers despite the stress in the financial system. Property & Casualty and Life & Health delivered satisfactory results.

With the credit crisis effect still working through the financial system, property and casualty rates softening and client retentions increasing, 2008 will be a challenging year. Despite this, Swiss Re's capital position remains strong and we continue to have a high level of confidence in our earnings power and our ability to maximise shareholder returns. As of the end of the first quarter, our share buy-back reached CHF 3.26 billion, with 42% of our announced CHF 7.75 billion target completed. While we face challenging conditions, we are well prepared and start from a position of strength. We will not deviate from our strong focus on profitability and will write lower volumes where our hurdle rates cannot be achieved.

Return on equity was equivalent to an annualised rate of 8.5% for the quarter. Shareholders' equity decreased 13% to CHF 27.8 billion compared to 31 December 2007, mainly due to the reduction in the value of the US dollar against the Swiss franc (CHF 2.2 billion), mark-to-market effects on our investment portfolio (CHF 1.6 billion), as well as the continued buy-back of shares (CHF 1.0 billion). Book value per share was CHF 83.26 at the end of March, compared to CHF 92.00 at the end of December 2007.

Satisfactory underlying performance
Property & Casualty delivered an operating income of CHF 1.3 billion, reflecting strict underwriting across all lines of business. The combined ratio for the quarter was 96.9% as a result of higher man-made losses and lower premium volumes.

Life & Health generated an operating income of CHF 0.4 billion, representing a decrease of 45% compared to a very strong first quarter in 2007. While the result benefited from the Admin Re®, variable annuity and longevity business acquired last year, it was impacted by lower proprietary net realised investment gains in the period.

In what was a generally difficult market environment, the Financial Markets segment was impacted by a further mark-to-market loss on the structured credit default swaps. While these are in run-off, we continue to be affected by market value fluctuations on the underlying securities and we estimate a further loss of CHF 200 million for the month of April. Financial Markets generated an operating income of CHF 1.4 billion. The annualised return on investments, which excludes the mark-to-market loss on the structured credit default swaps, was 5.8%. We continue to take steps to ensure that your assets are protected when the financial markets go through turbulent periods. The corporate bonds in our investment portfolio are partially protected against credit spread widening, and, through the use of derivatives, we have reduced our net exposure to publicly traded equities to a negligible level.

18% increase in dividend approved
At the Annual General Meeting on 18 April, shareholders approved a strong 18% increase in our dividend to CHF 4.00 per share. Shareholders also elected Raymond K.F. Ch'ien and Mathis Cabiallavetta to our Board of Directors; both bring outstanding experience and qualifications to Swiss Re.

New Head of Financial Markets appointed

We are pleased to welcome David Blumer to our management team as Head of Financial Markets and Member of our Executive Committee. David comes to us from Credit Suisse, where he was Chief Executive Officer of Asset Management and a member of their Executive Board. He brings with him extensive expertise in the fields of asset management and financial markets, and his leadership acumen will further strengthen our competitive advantage.

David succeeds Roger Ferguson, who has accepted a senior position at a major US asset manager. We would like to thank Roger for his extensive contribution to our Financial Markets business.

Book value

Per common share (CHF)
as of 31 December, current year as of 31 March


61.78
73.87
86.21
92.00
83.26
2004
2005
2006
2007
2008

Strong foundation to seize opportunities

Over the past few years we have reinforced the quality of our earnings by enhancing our diversification and transferring peak risks, on both sides of our balance sheet, to the capital markets. This, combined with our sharp focus on underwriting quality, careful risk selection and economic profit growth, strengthens our ability to manage your company's capital efficiently, increasing our return on equity.

Together these factors provide us with a strong foundation to face softening property and casualty rates with confidence, weather the remaining credit challenges and, most importantly, seize the opportunities in 2008. At present our results suffer from the effect of significant increases in spreads on our assets; however, we are satisfied that our investment portfolio is sound. Our disciplined approach to asset-liability management means we are able to hold our assets over long periods, benefiting from the additional income that results from the higher yields. Adding value for our clients as well as achieving attractive margins and delivering strong earnings per share for you, our shareholders, is our key objective.

Zurich, 6 May 2008

Peter Forstmoser
Chairman of the Board of Directors

Jacques Aigrain
Chief Executive Officer

Key events

7 January
Strategic partnership in Vietnam
Acquisition of 25% stake in Vietnam's leading reinsurance provider, Vietnam National Reinsurance Corporation

11 January
"Regulation XXX" transaction with SBLI
Agreement announced to fund up to USD 175 million of peak "Regulation XXX" reserve requirements for the Savings Bank Life Insurance Company of Massachusetts (SBLI) through a private securitisation

22 January
First Central American earthquake bond
USD 85 million issued in multi-peril securitisation covering windstorm events in the US as well as earthquakes in California and Central America

23 January
Property & Casualty quota share arrangement
Five-year quota share agreement with Berkshire Hathaway covering 20% of the Group's new and renewed Property & Casualty business; the capital released by the contract will be used to increase the share buy-back by CHF 1.75 billion

19 February
Admitted reinsurer in Brazil
Swiss Re registers as admitted reinsurer under new regulatory environment in Brazil: existing operations become representative office in São Paulo

29 February
Strong net income for 2007
Swiss Re announced a CHF 4.2 billion net income and a return on equity of 13.5%

2 April
Full-service third party healthcare administrator established in China
Swiss Re received approval to establish a consulting company in China to provide comprehensive third party administrator and related consulting services to hospitals, insurers, policyholders and employers

18 April
144th Annual General Meeting
Shareholders approved an 18% increase in dividend to CHF 4.00 per share

Group

Satisfactory underlying performance resulted in net income of CHF 0.6 billion for the first quarter of 2008 with earnings per share of CHF 1.84. The result was impacted by a further mark-to-market loss of CHF 819 million on the structured credit default swaps in run-off.

Group results

Swiss Re reported net income of CHF 0.6 billion in the first quarter, representing a 53% decrease compared to the first quarter of 2007. Earnings per share were 52% lower at CHF 1.84.

The Swiss franc increased 12% against both the US dollar and the British pound versus first quarter 2007 average rates. As Swiss Re's business is global, currency fluctuations can markedly affect the comparison of year-on-year reported income statement and balance sheet figures.

Premiums earned declined 20% to CHF 6.5 billion, mainly as a result of continuing active cycle management, the quota share agreement with Berkshire Hathaway, as well as the impact of foreign exchange fluctuations.

The Group's investment income and net realised gains include the investment result from assets backing unit-linked and with-profit policies. These returns are credited to policyholders' accounts and therefore excluded from the following comments on the investment performance of the Group.

Net investment income was CHF 2.1 billion, a 5% increase compared to the prior year period. The increase was a combination of overall portfolio growth and new Admin Re® business added to the balance sheet during 2007, partially offset by unfavourable foreign exchange impacts.

Income statement

CHF millions, for the three months ended 31 March	2007	2008	Change in %
Revenues			
Premiums earned	8091	**6457**	–20
Fee income from policyholders	213	**183**	–14
Net investment income	2194	**2379**	8
Net realised investment gains/losses	1068	**–2141**	–
Other revenues	67	**69**	3
Total revenues	11633	**6947**	–40
Expenses			
Claims and claim adjustment expenses	–3412	**–2558**	–25
Life and health benefits	–2893	**–2273**	–21
Interest credited to policyholders	–636	**1131**	–
Acquisition costs	–1557	**–1329**	–15
Other expenses	–1050	**–782**	–26
Interest expenses	–336	**–430**	28
Total expenses	–9884	**–6241**	–37
Income before income tax expense	1749	**706**	–60
Income tax expense	–420	**–82**	–80
Net income	1329	**624**	–53
Shareholders' equity (31.12.07/31.03.08)	31867	**27816**	–13

Net realised investment losses were CHF 0.4 billion compared to a gain of CHF 0.8 billion in the first quarter of 2007. This decrease was primarily due to a further mark-to-market loss of CHF 819 million from the structured credit default swaps in run-off, and the realised capital gain of CHF 268 million from the sale of Swiss Re's London office building in the first quarter of 2007.

Other revenues remained constant quarter on quarter.

Claims and claim adjustment expenses decreased 25% to CHF 2.6 billion. The reduction was a combination of strict underwriting, the quota share agreement with Berkshire Hathaway and foreign exchange effects.

Natural catastrophe claims were at a similar level to the first quarter of 2007, which included losses from winter storm Kyrill. Man-made losses in the first quarter of 2008 were higher compared to the same period last year. Prior year claims development was positive.

Life and health benefits decreased 21% to CHF 2.3 billion, mainly the result of foreign exchange movements.

Interest credited to policyholders was CHF 1.1 billion compared to CHF –0.6 billion in the prior year period, reflecting the investment performance on the underlying assets.

Acquisition costs decreased 15% to CHF 1.3 billion. The acquisition cost ratio was 20.6% in the first quarter of 2008, compared to 19.2% in the same period of the previous year. The Property & Casualty acquisition cost ratio decreased 0.6% percentage points compared to the prior year.

Other expenses decreased 26% to CHF 0.8 billion in the first quarter of 2008 compared to the first quarter of 2007, mainly due to lower variable compensation and foreign exchange movements.

Interest expenses increased 28% to CHF 430 million due to higher outstanding debt positions compared to the first quarter 2007.

For the first quarter, the Group's effective tax rate was 11.6% compared to 24.0% in the same period of the previous year, resulting in a total tax charge of CHF 82 million. This decrease was primarily due to a non-recurring tax benefit recognised in the first quarter of 2008, as well as legislated tax rate reductions enacted after the first quarter of 2007.

Shareholders' equity decreased 13% to CHF 27.8 billion compared to the end of 2007. This decline included foreign exchange impacts of CHF 2.2 billion; a decrease in unrealised gains of CHF 1.6 billion, of which increases from lower yields were more than offset by credit spread widening; and a reduction of CHF 1.0 billion from the Group's continuing share buy-back programme in the first quarter of 2008.

Book value per share was CHF 83.26 at the end of March, compared to CHF 92.00 at the end of 2007.

For the first quarter, annualised return on equity was 8.5%, compared to 17.1% for the same quarter of the prior year.

Income reconciliation
The income reconciliation table reconciles the income from the business segments and the operations of the Corporate centre with the Group's consolidated net income before tax. Net realised gains or losses on certain financial instruments, certain currency exchange gains and losses, and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded from the assessment of each segment's performance.

Income reconciliation

CHF millions, for the three months ended 31 March	2007	2008	Change in %
Operating income			
Property & Casualty	1377	**1301**	-6
Life & Health	812	**449**	-45
Financial Markets	2315	**1389**	-40
Allocation	-2332	**-2273**	-3
Total operating income	2172	**867**	-60
Corporate Centre expenses	-92	**-88**	-4
Items excluded from the segments:			
Net investment income	114	**56**	-51
Net realised investment gains/losses	-200	**38**	–
Foreign exchange gains/losses	93	**252**	171
Financing costs	-336	**-388**	15
Other income/expenses	-2	**-31**	–
Net income before tax	1749	**706**	-60

Property & Casualty

Property & Casualty operating income decreased 6% to CHF 1.3 billion in the first quarter of 2008, compared to CHF 1.4 billion in the same period of the previous year.

The first quarter result reflected strict underwriting across all lines of business, as well as favourable experience from prior year claims, mostly in the casualty line of business. Net investment result was stable at CHF 1.2 billion. Higher investment income, reflecting an increase in the running yield, was partially offset by lower capital gains in the first quarter of 2008.

Net premiums earned decreased 25% to CHF 3.7 billion from CHF 4.9 billion in the first quarter of 2007, largely impacted by foreign exchange movements. At constant foreign exchange rates, premiums decreased 19% compared to 2007. Premiums were also affected by the quota share agreement with Berkshire Hathaway.

Higher client retentions, as well as pressure on rates across almost all lines of business, affected the volumes of traditional business in the first quarter of 2008.

The first quarter of 2008 saw a level of natural catastrophe claims similar to the first quarter of 2007, which included losses from winter storm Kyrill. The combined ratio was 96.9%, compared to 93.8% in the first quarter of the previous year. The property business was impacted by higher man-made losses and lower premium volumes, resulting in an increased combined ratio of 103.8% from 80.9% in the same period of 2007. However, in the liability business, favourable claims development improved the combined ratio to 102.8% from 112.8% in the first quarter of 2007.

Life & Health

Operating income decreased 45% to CHF 0.4 billion in the first quarter of 2008 compared to CHF 0.8 billion in the prior year period, mainly due to lower proprietary net realised investment gains. The underlying business performed at expected levels in traditional life and health, and benefited from new Admin Re® transactions completed in the second half of 2007.

Premiums and fee income decreased 13%, or 5% at constant foreign exchange rates, to CHF 3.0 billion due to the sale of the new business operations of Tomorrow (the recently rebranded GE Life UK) to LV= (formerly known as Liverpool Victoria) in December 2007, as well as negative foreign exchange impacts. The decrease in premiums and fees was positively offset by favourable foreign exchange effects which lowered the life and health benefit expenses.

The benefit ratio, calculated as claims divided by premiums earned, both of which exclude unit-linked and with-profit business, decreased to 91.3% in the first quarter compared to 94.5% in the same quarter of 2007. The benefit ratio improved following the sale of Tomorrow's (the recently rebranded GE Life UK) new business stream; however, the underlying benefit ratio deteriorated as a result of higher than expected US mortality, partly offset by improved morbidity in Admin Re®.

Financial Markets

The annualised return on investments, which excludes the mark-to-market loss on the structured credit default swaps, was 5.8% in the first quarter of 2008, compared to 5.4% in the same quarter of the previous year.

Net assets under management decreased 14% to CHF 158.2 billion at the end of March 2008, compared to CHF 182.9 billion at the end of 2007. This reduction was mainly due to the significant decrease in value of the US dollar compared to the Swiss franc.

Operating income for the quarter was CHF 1.4 billion compared to CHF 2.3 billion in the first quarter of 2007.

Net investment income grew 14% to CHF 2.1 billion versus the first quarter of 2007. This increase reflected a higher asset base in 2008 compared to the first quarter of 2007, and an increase in running yield to 5.3% from 4.8% in the respective periods, partially offset by foreign exchange movements.

Net realised losses amounted to CHF 0.6 billion in the first quarter of 2008, compared to gains of CHF 0.8 billion in the first quarter of 2007. This change was primarily due to a further mark-to-market loss of CHF 819 million in the first quarter on the structured credit default swaps in run-off, as well as net realised losses of CHF 250 million due to sales in the global equity portfolio. In addition, the first quarter 2007 result benefited from the realised capital gain of CHF 268 million from the sale of Swiss Re's London office building.

The decrease in expenses of CHF 165 million, which are included in net investment income, was mainly driven by lower variable compensation.

Net unrealised gains were CHF 3.4 billion at the end of the first quarter of 2008 compared to CHF 4.9 billion at the end of 2007. The impact of lower interest rates was more than offset by foreign exchange movements, credit spread widening and sale of equities.

At the end of March 2008, the credit spread exposure – as measured by a stress test scenario – was reduced by means of credit default swaps from a gross exposure of CHF 3.1 billion to a net stress exposure of CHF 2.8 billion.

Similarly, Swiss Re reduced its net exposure to publicly traded equities at the beginning of 2008 by selling stocks. The remaining gross stress test exposure of CHF 0.6 billion at the end of March 2008 was reduced by means of derivatives to CHF 0.1 billion. The stress test exposure is measured by assuming a 30% fall in equity markets with a simultaneous increase in volatility.

Outlook

Swiss Re remains focused on delivering enhanced sustainable returns to its shareholders. The Group continues to manage volatility on both sides of its balance sheet, through active hedging of both underwriting and investment exposures. Swiss Re's solid capital base, combined with strict underwriting and careful risk selection, will position the Group to achieve economic profit growth. Swiss Re remains committed to its targets of 14% ROE and 10% compound EPS growth over the cycle.

Income statement (unaudited)

For the three months ended 31 March

CHF millions	Note	2007	2008
Revenues			
Premiums earned	7,10	8091	**6457**
Fee income from policyholders	7,10	213	**183**
Net investment income	2,10	2194	**2379**
Net realised investment gains/losses	2,10	1068	**–2141**
Other revenues	10	67	**69**
Total revenues		11633	**6947**
Expenses			
Claims and claim adjustment expenses	7,10	–3412	**–2558**
Life and health benefits	7,10	–2893	**–2273**
Interest credited to policyholders	10	–636	**1131**
Acquisition costs	7,10	–1557	**–1329**
Other expenses	10	–1050	**–782**
Interest expenses	10	–336	**–430**
Total expenses		–9884	**–6241**
Income before income tax expense		1749	**706**
Income tax expense		–420	**–82**
Net income		1329	**624**
Earnings per share in CHF			
Basic	8	3.85	**1.84**
Diluted	8	3.55	**1.78**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet (unaudited)

Assets

CHF millions	Note	31.12.2007	31.03.2008
Investments	2,3,4		
Fixed income securities:			
Available-for-sale, at fair value (including 9 045 in 2007 and 7 696 in 2008 subject to securities lending and repurchase agreements) (amortised cost: 2007: 105 995; 2008: 92 700)		107 810	**93 836**
Trading (including 15 000 in 2007 and 11 457 in 2008 subject to securities lending and repurchase agreements)		51 793	**43 191**
Equity securities:			
Available-for-sale, at fair value (including 1 528 in 2007 and 22 in 2008 subject to securities lending and repurchase agreements) (amortised cost: 2007: 9 039; 2008: 4 093)		10 759	**4 845**
Trading		22 103	**18 430**
Policy loans, mortgages and other loans		7 414	**6 863**
Investment real estate		2 682	**2 332**
Short-term investments, at amortised cost which approximates fair value		8 786	**6 381**
Other invested assets		16 465	**15 999**
Total investments		227 812	**191 877**
Cash and cash equivalents		11 531	**12 031**
Accrued investment income		2 139	**2 000**
Premiums and other receivables		14 341	**16 203**
Reinsurance recoverable on unpaid claims and policy benefits	7	14 232	**12 438**
Funds held by ceding companies		14 205	**13 184**
Deferred acquisition costs	5,7	5 152	**4 830**
Acquired present value of future profits	5	6 769	**5 847**
Goodwill		4 897	**4 351**
Income taxes recoverable		1 049	**934**
Other assets		5 160	**10 821**
Total assets		307 287	**274 516**

The accompanying notes are an integral part of the Group financial statements.

Liabilities and shareholders' equity

CHF millions	Note	31.12.2007	31.03.2008
Liabilities			
Unpaid claims and claim adjustment expenses	7	88528	**78625**
Liabilities for life and health policy benefits	3,7	50026	**43461**
Policyholder account balances	7	41340	**34554**
Unearned premiums		7722	**9622**
Funds held under reinsurance treaties		8377	**7472**
Reinsurance balances payable		5384	**6697**
Income taxes payable		679	**655**
Deferred and other non-current taxes		3817	**3172**
Short-term debt	6	12658	**9444**
Accrued expenses and other liabilities		33552	**31638**
Long-term debt	6	23337	**21360**
Total liabilities		275420	**246700**
Shareholders' equity			
Common stock, CHF 0.10 par value:			
2007: 370386755; 2008: 370401585 shares authorised and issued		37	**37**
Additional paid-in capital		11208	**11211**
Treasury shares		−1540	**−2434**
Accumulated other comprehensive income:			
Net unrealised investment gains, net of deferred taxes		3119	**1542**
Cumulative translation adjustments		−2554	**−4752**
Accumulated adjustment for pension and post-retirement benefits		−115	**−86**
Total accumulated other comprehensive income		450	**−3296**
Retained earnings		21712	**22298**
Total shareholders' equity		31867	**27816**
Total liabilities and shareholders' equity		307287	**274516**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity (unaudited)

For the twelve months of 2007 ended 31 December and the three months of 2008 ended 31 March

CHF millions	2007	**2008**
Common shares		
Balance as of 1 January	37	**37**
Issue of common shares		
Balance as of period end	37	**37**
Additional paid-in capital		
Balance as of 1 January	11 136	**11 208**
Issue of common shares	38	**1**
Share based compensation	−18	**4**
Realised gains/losses on treasury shares	52	**−2**
Balance as of period end	11 208	**11 211**
Treasury shares		
Balance as of 1 January	−272	**−1 540**
Purchase of treasury shares	−2 574	**−1 016**
Sale of treasury shares	1 306	**122**
Balance as of period end	−1 540	**−2 434**
Net unrealised gains/losses, net of tax		
Balance as of 1 January	2 230	**3 119**
Change during the period	889	**−1 544**
Cumulative effect of adoption of SFAS159		**−33**
Balance as of period end	3 119	**1 542**
Foreign currency translation		
Balance as of 1 January	−205	**−2 554**
Change during the period	−2 349	**−2 198**
Balance as of period end	−2 554	**−4 752**
Adjustments for pension and other post-retirement benefits		
Balance as of 1 January	−724	**−115**
Change during the period	609	**29**
Balance as of period end	−115	**−86**
Retained earnings		
Balance as of 1 January	18 682	**21 712**
Net income	4 162	**624**
Dividends on common shares	−1 162	
Cumulative effect of adoption of FIN 48	30	
Cumulative effect of adoption of SFAS 158		**−31**
Cumulative effect of adoption of SFAS 159		**−7**
Balance as of period end	21 712	**22 298**
Total shareholders' equity	31 867	**27 816**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income (unaudited)

For the three months ended 31 March

CHF millions	2007	**2008**
Net income	1 329	**624**
Other comprehensive income, net of tax:		
Change in unrealised gains/losses	–133	**–1 577**
Change in foreign currency translation	35	**–2 198**
Change in adjustment for pension benefits	6	**29**
Comprehensive income	1 237	**–3 122**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow (unaudited)

For the three months ended 31 March

CHF millions	2007	2008
Cash flows from operating activities		
Net income	1 329	**624**
Adjustments to reconcile net income to net cash provided/used by operating activities:		
Depreciation, amortisation and other non-cash items	209	**217**
Net realised investment gains/losses	–1 068	**2 141**
Change in:		
Technical provisions, net	1 817	**–620**
Funds held by ceding companies and other reinsurance balances	–1 534	**–1 686**
Other assets and liabilities, net	275	**–2 709**
Income taxes payable/recoverable	116	**43**
Income from equity-accounted investees, net of dividends received	–31	**–33**
Trading positions, net	–3 131	**4 185**
Securities purchased/sold under agreement to resell/repurchase, net	1 014	**–2 124**
Net cash provided/used by operating activities	–1 004	**38**
Cash flows from investing activities		
Fixed income securities:		
Sales and maturities	13 821	**9 214**
Purchases	–16 495	**–9 769**
Net purchase/sale/maturities of short-term investments	884	**1 538**
Equity securities:		
Sales	2 452	**5 078**
Purchases	–1 565	**–637**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net		
Net purchases/sales/maturities of other investments	959	**–746**
Net cash provided/used by investing activities	56	**4 678**
Cash flows from financing activities		
Issuance of long-term debt	1 255	**187**
Issuance/repayment of short-term debt	1 004	**–2 262**
Equity issued	12	**1**
Purchase/sale of treasury shares	–1 746	**–896**
Net cash provided/used by financing activities	525	**–2 970**
Total net cash provided/used	–423	**1 746**
Effect of foreign currency translation	31	**–1 246**
Change in cash and cash equivalents	–392	**500**
Cash and cash equivalents as of 1 January	13 606	**11 531**
Cash and cash equivalents as of 31 March	13 214	**12 031**

The accompanying notes are an integral part of the Group financial statements.

Interest paid during 2008 was CHF 524 million.

In accordance with the changes in the balance sheet and the income statement, the cash flow line items for 2007 have been adjusted. Cash flows originated from Financial Services' assets and liabilities are reallocated according to the origin of the cash flow (operating/investing/financing).

1 Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company Ltd (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance and other related products and services to insurance companies, direct clients and others worldwide through reinsurance brokers and a network of offices in over 25 countries.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law. The Group's financial statements are stated in Swiss francs (CHF), the currency of the country in which Swiss Re Zurich is incorporated. All significant inter-company transactions and balances have been eliminated on consolidation.

These interim financial statements should be read in conjunction with the Swiss Re Group financial statements for the year ended 31 December 2007.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates based on historical information, actuarial analyses, financial modelling, and other analytical techniques. Actual results could differ significantly from the estimates described above.

Valuation of financial assets

The fair value of the majority of the Group's financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange traded derivative instruments, most mortgage-backed and asset-backed securities and listed equity securities. In markets with reduced or no liquidity, spreads between bid and offer prices are normally wider compared to spreads in highly liquid markets. Such market conditions affect the valuation of certain asset classes of the Group, such as some asset-backed securities as well as certain derivative structures referencing such asset classes. There can also be differences between the market values implied by collateral requested by counterparties and the prices observed in the markets. The Group has provided collateral on all financial instruments, including the structured credit default swap, in excess of the market value estimate of CHF 295 million. For these assets or derivative structures, the Group uses market prices or inputs derived from market prices. A separate internal price verification process, independent of the trading function, provides an additional control over the market prices or market input used to determine the fair values of such assets. Whilst management considers that appropriate values have been ascribed to such assets, current market conditions increase the level of uncertainty and judgment over these valuations. Subsequent valuations could differ significantly from the results of the process described above.

The Group may become aware of counterparty valuations, either directly through the exchange of information, or indirectly, for example, through collateral demands. Any implied differences are considered in the independent price verification process and may result in adjustments to initially indicated valuations.

Recent accounting guidance

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). SFAS 158 requires an employer to recognise the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognise changes in that funded status in the year in which the changes occur through comprehensive income. The Group adopted the provisions of SFAS 158 for the year ended 31 December 2006 except for the provision to measure plan assets and benefit obligations as of the date of the employers' fiscal year end statement of financial condition. The Group adopted the final provision as of 1 January 2008. Refer to Note 9 for further information.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 "Fair Value Measurements" (SFAS 157). SFAS 157 establishes a new definition and framework for determining fair value and expands the required disclosures for assets and liabilities recorded at fair value. This statement applies to all assets and liabilities measured at fair value which are required or allowed by other standards with limited exceptions. The Group adopted SFAS 157 as of 1 January 2008. See Note 3 for further information.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 enables entities to elect to measure specified financial assets and liabilities at fair value on an instrument-by-instrument basis and expands the ability to use fair value measurements with financial instruments and certain other items for which fair value measurement was not previously permitted. The Group adopted SFAS 159 and applied the fair value option as of 1 January 2008. See Note 3 for further information.

On 30 April 2007, the Financial Accounting Standards Board issued FSP FIN 39-1 "Amendment of FASB Interpretation No. 39" (FIN 39-1). FIN 39-1 impacts master netting arrangements, which are part of derivative transactions, by allowing net derivative positions to be offset against the fair value of amounts (or amounts that approximate fair value) recognised as the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements. The Group adopted FIN 39-1 as of 1 January 2008. Refer to Note 4 for further information.

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2 Investments

Investment income

Net investment income by source for the three months ended 31 March was as follows:

CHF millions	2007	2008
Fixed income securities	1659	**1874**
Equity securities	141	**186**
Policy loans, mortgages and other loans	157	**106**
Investment real estate	53	**57**
Short-term investments	140	**77**
Other current investments	27	**47**
Equity in earnings of equity-accounted investees	33	**33**
Cash and cash equivalents	86	**100**
Deposits with ceding companies	162	**117**
Gross investment income	2458	**2597**
Investment expenses	−108	**−149**
Interest charged for funds held	−156	**−69**
Net investment income	2194	**2379**

Dividends received from investments accounted for using the equity method were CHF 2 million for the three months ended 31 March 2007. No dividends were received in the first three months of 2008.

Net investment income for the three months ended 31 March 2007 and 2008, respectively, includes income on unit-linked business of CHF 134 million and CHF 193 million.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments for the three months ended 31 March were as follows:

CHF millions	2007	2008
Fixed income securities available-for-sale:		
Gross realised gains	141	**188**
Gross realised losses	−129	**−83**
Equity securities available-for-sale:		
Gross realised gains	521	**503**
Gross realised losses	−43	**−710**
Other-than-temporary impairments	−130	**−186**
Net realised investment gains/losses on trading securities	288	**−418**
Change in net unrealised investment gains on trading securities	182	**−2089**
Other investments:		
Gross realised/unrealised gains/losses	232	**402**
Foreign exchange gains/losses	6	**252**
Net realised investment gains/losses	1068	**−2141**

Proceeds from the sales of fixed income securities available-for-sale amounted to CHF 10341 million and CHF 9279 million for the three months ended 31 March 2007 and 2008, respectively, and sales of equity securities available-for-sale were CHF 2334 million and CHF 4905 million, respectively.

Net realised investment gains/losses include income on unit-linked business of CHF 301 million and CHF −1428 million for the three months ended 31 March 2007 and 2008, respectively, which is credited to unit-linked policyholders.

For 2008, net realised investment gains/losses include all foreign exchange gains/losses remeasurement. For 2007, the foreign exchange gains/losses remeasurement on operational debt is included in interest expenses. The total foreign exchange impact for 2007, including the remeasurement on operational debt, was CHF 93 million.

Investments available-for-sale

Amortised cost or cost and estimated fair values of investments in fixed income and equity securities classified as available-for-sale were as follows:

As of 31 December 2007 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
US Treasury and other US government corporations and agencies	22743	678	–96	23325
States of the United States and political subdivisions of the States	1417	46	–11	1452
United Kingdom	11096	261	–65	11292
Canada	3708	1040	–4	4744
Germany	2228	50	–22	2256
France	1196	11	–24	1183
Other	7293	281	–41	7533
Total	49681	2367	–263	51785
Corporate debt securities	25117	650	–747	25020
Mortgage-backed and asset-backed securities	31197	246	–438	31005
Fixed income securities available-for-sale	105995	3263	–1448	107810
Equity securities available-for-sale	9039	2205	–485	10759

As of 31 March 2008 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
US Treasury and other US government corporations and agencies	20712	1039	–120	21631
States of the United States and political subdivisions of the States	380	41	–1	420
United Kingdom	8658	264	–248	8674
Canada	3404	872	–4	4272
Germany	1475	52	–17	1510
France	1108	26	–9	1125
Other	6208	406	–127	6487
Total	41945	2700	–526	44119
Corporate debt securities	23258	518	–992	22784
Mortgage-backed and asset-backed securities	27497	257	–821	26933
Fixed income securities available-for-sale	**92700**	**3475**	**–2339**	**93836**
Equity securities available-for-sale	**4093**	**1072**	**–320**	**4845**

Investments trading

Fixed income securities and equity securities classified as trading as of 31 December 2007 and 31 March 2008 were as follows:

CHF millions	As of 31 December 2007	**As of 31 March 2008**
Debt securities issued by governments and government agencies	14738	13651
Corporate debt securities	18894	16380
Mortgage-backed and asset-backed securities	18161	13160
Fixed income securities trading	51793	**43191**
Equity securities trading	22103	**18430**

Mortgages, loans and real estate

As of 31 December 2007 and 31 March 2008, investments in mortgages, other loans and real estate comprised the following:

	As of 31 December 2007		**As of 31 March 2008**	
CHF millions	Carrying value	Fair value	Carrying value	Fair value
Policy loans, mortgages and other loans	7414	7414	**6863**	**6863**
Investment real estate	2682	3937	**2332**	**3471**

As of 31 December 2007 and 31 March 2008, the Group's investment in mortgages and other loans included CHF 216 million and CHF 217 million, respectively, of loans due from employees and CHF 415 million and CHF 422 million, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

As of 31 December 2007 and 31 March 2008, investments in real estate included CHF 64 million and CHF 28 million, respectively, of real estate held for sale.

Depreciation expense related to income-producing properties was CHF 10 million and CHF 2 million for the three months ended 31 March 2007 and 2008, respectively. Accumulated depreciation on investment real estate totalled CHF 508 million and CHF 453 million as of 31 December 2007 and 31 March 2008, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

3 Fair value disclosures

As of 1 January 2008, the Swiss Re Group adopted SFAS No.157 "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It requires disclosures of the Group's assets and liabilities that are measured at fair value.

SFAS 157 requires all assets and liabilities that are measured at fair value to be categorised within the fair value hierarchy. This three-level hierarchy is based on the observability of the inputs used in the fair value measurement. The levels of the fair value hierarchy are defined as follows:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Group has the ability to access. Level 1 inputs are the most persuasive evidence of fair value and are to be used whenever possible.

Level 2 inputs are market based inputs that are directly or indirectly observable but not considered level 1 quoted prices. Level 2 inputs consist of (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities in non-active markets (eg markets which have few transactions and prices are not current or price quotations vary substantially); (iii) inputs other than quoted prices that are observable (eg interest rates, yield curves, volatilities, prepayment speeds, credit risks and default rates); and (iv) inputs derived from, or corroborated by, observable market data.

Level 3 inputs are unobservable inputs. These inputs reflect the Group's own assumptions about market pricing using the best internal and external information available.

The types of instruments valued based on quoted market prices in active markets include most US government and sovereign obligations, active listed equities, and most money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. The Group does not adjust the quoted price for such instruments, even in situations where it holds a large position and a sale could reasonably impact the quoted price.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, investment-grade corporate bonds, certain mortgage and asset-backed products, less liquid listed equities, state and municipal and provincial obligations. Such instruments are generally classified within level 2 of the fair value hierarchy.

Exchange-traded derivative instruments typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are considered to be actively traded or not.

Certain financial instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include private equity, less liquid corporate debt securities and certain asset-backed securities. Certain over-the-counter derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Pursuant to the election of the fair value option, the Group classifies certain Life & Health policy reserves within level 3 of the fair value hierarchy. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

When the Group uses multiple inputs in a single valuation, the lowest level input that is significant determines the measurement of fair value for an asset or liability.

Assets and liabilities measured at fair value on a recurring basis

As of 31 March 2008 the fair values of assets and liabilites measured on a recurring basis by level of input were as follows:

CHF millions	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Impact of netting[1]	Total
Assets					
Fixed income securities	17397	106622	13008		137027
Equity securities	20833	2175	267		23275
Derivative financial instruments	222	68944	10825	–73935	6056
Other invested assets	304	792	1227		2323
Total assets at fair value	**38756**	**178533**	**25327**	**–73935**	**168681**
Liabilities					
Derivative financial instruments	–395	–68336	–13021	76020	–5732
Liabilities for life and health policy benefits			–138		–138
Accrued expenses and other liabilities	–2363	–3549	–451		–6363
Total liabilities at fair value	**–2758**	**–71885**	**–13610**	**76020**	**–12233**

[1] FIN 39 permits the netting of derivative receivables and derivative payables when a legally enforceable master netting agreement exists between two counterparties. A master netting agreement provides for the net settlement of all contracts, as well as cash collateral, through a single payment, in a single currency, in the event of default or on the termination of any one contract

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

CHF millions	Fixed income securities	Equity securities	Derivative financial instruments	Other invested assets	Total
Assets					
Beginning balance as of 1 January 2008	8887	140	2685	1498	13210
Realised/unrealised gains/losses:					
Included in net income	–63	–25	98	11	21
Included in other comprehensive income	–213	93	30	–13	–103
Purchases, issuances, and settlements	3994	40	7949	–239	11744
Transfers in and/or out of Level 3	479	19	93	53	644
Impact of foreign exchange	–76		–30	–83	–189
Ending balance as of 31 March 2008	**13008**	**267**	**10825**	**1227**	**25327**

	Liabilities for life and health policy benefits	Derivative financial instruments	Other liabilities	Total
Liabilities				
Beginning balance as of 1 January 2008	–102	–3942	–170	–4214
Realised/unrealised gains/losses:				
Included in net income		–1053	1	–1052
Included in other comprehensive income				
Purchases, issuances, and settlements	–34	–7758	–282	–8074
Transfers in and/or out of Level 3		–298		–298
Impact of foreign exchange	–2	30		28
Ending balance as of 31 March 2008	**–138**	**–13021**	**–451**	**–13610**

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The gains and losses relating to the assets and liabilites measured at fair value using significant unobservable inputs (Level 3) for the three months ended 31 March 2008 were as follows:

CHF millions	Net realised investment gains/losses
Gains/losses included in net income for the period	–1 031
Whereof change in unrealised gains/losses relating to assets and liabilities still held at the reporting date	–1 259

Fair value option

SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities", permits the choice to measure specified financial assets and liabilities at fair value on an instrument-by-instrument basis.

As of 1 January 2008, the Group elected the fair value option for positions in the following line items in the balance sheet:

Fixed income securities trading
The Group has elected the fair value option for an investment previously classified as available-for-sale within other invested assets in the balance sheet. This investment was measured at fair value with changes in fair value recorded in other comprehensive income. The Group economically hedges the investment with derivative instruments that offset this exposure. The changes in fair value of the derivatives are recorded in earnings. Electing the fair value option eliminates the mismatch previously caused by the economic hedging of the investment and reduces the volatility in the income statement.

Liabilities for life and health policy benefits
The Group has elected the fair value option for existing SOP 03-01 guaranteed minimum death benefit (GMDB) reserves related to certain variable annuity contracts which are classified as universal life-type contracts. The Group has applied the fair value option as the equity risk associated with those contracts is managed on a fair value basis and it is economically hedged with derivative options in the market.

Cumulative effect due to initial adoption of the fair value option

The initial adoption of the fair value option for existing transactions had a one-time effect on the corresponding balance sheet positions and retained earnings. The following table shows the adjustment on retained earnings for each balance sheet item as of 1 January 2008:

CHF millions	Carrying value prior to adoption	Impact upon adoption	Fair value after adoption
Assets			
Fixed income securities trading[1]	576		576
Liabilities			
Liabilities for life and health policy benefits	–108	–40	–148

[1] Prior to the election of the fair value option, the investment was reported in other invested assets.

The net impact on retained earnings from the fair value elections described above was an increase of CHF 33 million and a decrease of CHF 40 million, respectively.

Assets and liabilities measured at fair value pursuant to election of the fair value option

Pursuant to the election of the fair value option for the items described on page 22, the balances as of 31 March 2008 were as follows:

CHF millions	2008
Assets	
Fixed income securities trading	43 191
Fair value pursuant to the fair value option	410
Liabilities	
Liabilities for life and health policy benefits	–43 461
Fair value pursuant to the fair value option	–138

Changes in fair values for items measured at fair value pursuant to election of the fair value option

Total losses included in earnings for the three months ended 31 March 2008, including foreign exchange impact, were CHF 156 million.

Fair value changes from fixed income securities trading (CHF –166 million) are reported in net realised investment gains/losses. Fair value changes from the guaranteed minimum death benefit reserves (CHF 10 million) are shown in life and health benefits.

4 Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards, credit derivatives and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities, as well as locking in attractive investment conditions for future available funds.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values below are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming non-performance by all counterparties, and based on the market replacement cost as of 31 December 2007 and 31 March 2008, approximated CHF 6 713 million and CHF 6 398 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties. The fair value of derivatives outstanding as of 31 December 2007 and 31 March 2008 was as follows:

	As of 31 December 2007			**As of 31 March 2008**		
CHF millions	Positive fair value	Negative fair value	Carrying value assets/liabilities	Positive fair value	Negative fair value	Carrying value assets/liabilities
Interest rate contracts						
Forwards and futures	88	–396	–308	96	–106	–10
Swaps	5 330	–5 483	–153	7 362	–7 826	–464
Other	101	–101		149	– 149	
Total	5 519	–5 980	–461	**7 607**	**–8 081**	**–474**
Equity and index contracts						
Forwards and futures	670	–672	–2	1 119	–1 301	–182
Options	2 763	–1 997	766	2 295	– 1 456	839
Swaps	290	–131	159	61	–102	–41
Other	57	–11	46	8		8
Total	3 780	–2 811	969	**3 483**	**–2 859**	**624**
Foreign currency						
Options	407	–359	48	436	–373	63
Swaps	2 034	–2 821	–787	2 250	–3 172	–922
Total	2 441	–3 180	–739	**2 686**	**–3 545**	**–859**
Other derivatives						
Credit derivatives	4 011	–4 071	–60	8 208	–6 869	1 339
Catastrophe derivatives	1	–11	–10	1	–9	–8
Weather derivatives	3	–12	–9	33	–37	–4
Other	40	–97	–57	105	–399	–294
Total	4 055	–4 191	–136	**8 347**	**–7 314**	**1 033**
Total derivative financial instruments	15 795	–16 162	–367	**22 123**	**–21 799**	**324**

The Group offsets derivative assets and liabilities, including certain derivative related collateral contracts in the balance sheet, for which a right of offset under master netting agreements exists.

According to FIN 39-1, the fair value amounts recognised for the right to reclaim cash collateral or the obligation to return cash collateral that have been offset are CHF 5 296 million and CHF 5 834 million as of 31 December 2007 and 31 March 2008, respectively. The fair value amounts that have not been offset are CHF 302 million and CHF 355 million as of 31 December 2007 and 31 March 2008, respectively.

As of 31 December 2007 and 31 March 2008, other invested assets included derivative financial instruments with a fair value of CHF 6 168 million and CHF 6 056 million, respectively.

As of 31 December 2007 and 31 March 2008, other accrued expenses and other liabilities included derivative financial instruments with a fair value of CHF 6 535 million and CHF 5 732 million, respectively.

These derivative financial instruments include cash flow hedges with a fair value of CHF 21 million and CHF 21 million as of 31 December 2007 and 31 March 2008, respectively.

Hedges of net investment in foreign operations

The Group designates non-derivative monetary financial instruments as hedging the foreign currency exposure of its net investment in certain foreign operations.

For the year ended 31 December 2007 and the quarter ended 31 March 2008, the Group recorded net unrealised foreign currency remeasurement losses in shareholders' equity of CHF 668 million and CHF 1 210 million, respectively. This offsets translation gains and losses on the hedged net investment.

5 Deferred acquisition costs (DAC) and acquired present value of future profits (PVFP)

	Twelve months ended 31 December 2007		**Three months ended 31 March 2008**	
CHF millions	DAC	PVFP	DAC	PVFP
Balance as of 1 January	5270	7550	5152	6769
Deferred	4123		981	
Effect of acquisitions/disposals and retrocessions		265		
Amortisation	–3984	–977	–708	–263
Interest accrued on unamortised PVFP		382		116
Effect of foreign currency translation	–257	–458	–595	–800
Effect of change in unrealised gains/losses		7		25
Balance as of period end	5152	6769	**4830**	**5847**

The amortisation of DAC in the first quarter of 2008 represents CHF 635 million and CHF 73 million for the Property & Casualty and Life & Health business segments, respectively.

Retroceded DAC and PVFP may arise on retrocession of reinsurance portfolios, including reinsurance undertaken as part of a securitisation. The associated potential retrocession recoveries are determined by the nature of the retrocession agreements and by the terms of the securitisation.

6 Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines short-term debt as debt having a maturity at the balance sheet date of less than one year and long-term debt as having a maturity of greater than one year. The Group's debt as of 31 December 2007 and 31 March 2008 was as follows:

CHF millions	2007	2008
Senior financial debt	1 254	1 235[1]
Senior operational debt	10 478	7 316
Subordinated financial debt	926	893
Short-term debt – financial and operational debt	12 658	**9 444**
Senior financial debt	1 367	1 360
Senior operational debt	8 074	7 649
Subordinated financial debt	6 330	5 757
Subordinated operational debt	7 566	6 594
Long-term debt – financial and operational debt	23 337	**21 360**
Total debt	35 995	**30 804**

[1] This includes the mandatory convertible bond issued in December 2005, due in December 2008, of CHF 998 million

Interest expense on long-term debt

Interest expense on long-term debt for the three months ended 31 March 2007 and 2008, respectively, was as follows:

CHF millions, as of 31 March	2007	2008
Senior financial debt	33	21
Senior operational debt	81	84
Subordinated financial debt	71	85
Subordinated operational debt		86
Total	185	**276**

Long-term debt issued in 2008

The Group has not issued any long-term debt in the three months ended 31 March 2008.

7 Reinsurance information

Premiums written, premiums earned and fees assesed against policyholders

For the three months ended 31 March CHF millions	Non-Life	Life & Health	2007 Total	Non-Life	Life & Health	2008 Total
Premiums written						
Direct	364	591	955	445	372	817
Assumed	8080	2988	11068	6819	2747	9566
Ceded	–723	–388	–1111	–1393	–359	–1752
Total premiums written	7721	3191	10912	**5871**	**2760**	**8631**
Premiums earned						
Direct	401	591	992	558	373	931
Assumed	5130	2983	8113	3674	2739	6413
Ceded	–629	–385	–1014	–542	–345	–887
Total premiums earned	4902	3189	8091	**3690**	**2767**	**6457**
Fee income from policyholders						
Direct		209	209		140	140
Assumed		42	42		70	70
Ceded		–38	–38		–27	–27
Total fee income from policyholders	0	213	213	**0**	**183**	**183**

Claims and claim adjustment expenses

For the three months ended 31 March CHF millions	Non-Life	Life & Health	2007 Total	Non-Life	Life & Health	2008 Total
Claims						
Claims paid, gross	–4750	–2717	–7467	–3916	–2785	–6701
Claims paid, retro	1405	342	1747	391	265	656
Claims paid, net	–3345	–2375	–5720	–3525	–2520	–6045
Change in unpaid claims and claim adjustment expenses; life and health benefits, gross	1100	–546	554	1107	231	1338
Change in unpaid claims and claim adjustment expenses; life and health benefits, retro	–1167	28	–1139	–140	16	–124
Change in unpaid claims and claim adjustment expenses; life and health benefits, net	–67	–518	–585	967	247	1214
Claims and claim adjustment expenses; life and health benefits	–3412	–2893	–6305	**–2558**	**–2273**	**–4831**

Acquisition costs

For the three months ended 31 March CHF millions	Non-Life	Life & Health	2007 Total	Non-Life	Life & Health	2008 Total
Acquisition costs						
Acquisition costs, gross	–1028	–686	–1714	–813	–696	–1509
Acquisition costs, retro	62	95	157	118	62	180
Acquisition costs, net	–966	–591	–1557	**–695**	**–634**	**–1329**

Reinsurance assets and liabilities

CHF millions	Non-Life	As of 31 December 2007 Life & Health	Total	Non-Life	**As of 31 March 2008** Life & Health	Total
Assets						
Reinsurance recoverable	5041	9191	14232	4355	8083	12438
Deferred acquisition costs	1417	3735	5152	1473	3357	4830
Liabilities						
Unpaid claims and claim adjustment expenses	73171	15357	88528	64764	13861	78625
Life and health policy benefits		50026	50026		43461	43461
Policyholder account balances		41340	41340		34554	34554

8 Earnings per share

CHF millions (except share data)	Three months ended 31 March 2007	2008
Basic earnings per share		
Income available to common shares	1 329	**624**
Weighted average common shares outstanding	345 128 819	**339 242 284**
Net income per share in CHF	3.85	**1.84**
Effect of dilutive securities		
Change in income available to common shares due to convertible bonds	40	**29**
Change in average number of shares due to convertible bonds and employee options	40 885 721	**27 338 080**
Diluted earnings per share		
Net income assuming debt conversion and exercise of options	1 369	**653**
Weighted average common shares outstanding	386 014 540	**366 580 364**
Net income per share in CHF	3.55	**1.78**

At the Group's 144th Ordinary General Meeting held on 18 April 2008, the shareholders approved the cancellation of 17.3 million shares with a total value of CHF 1.45 billion. These shares were repurchased under the share buy-back programme agreed at the 2007 Ordinary General Meeting. The shares will be cancelled in accordance with Article 733 of the Swiss Code of Obligations.

9 Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

Effective from 1 January 2007, Swiss Re has changed the structure of its Swiss pension plan to a defined contribution scheme. The plan continues to be accounted for as a defined benefit plan under US GAAP.

The Group also provides certain healthcare and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

Components of net periodic benefit cost

The components of pension and post-retirement cost for the first quarter ended 31 March 2007 and 2008, respectively, were as follows:

CHF millions	Swiss plans pension benefits 2007	Swiss plans pension benefits 2008	Foreign plans pension benefits 2007	Foreign plans pension benefits 2008	Other benefits 2007	Other benefits 2008
Service cost (net of participant contributions)	21	23	18	14	10	6
Interest cost	22	23	30	30	6	5
Expected return on assets	–35	–37	–24	–28		
Amortisation of:						
Net gain/loss	6		8	2		–2
Prior service cost	2	2			–2	–2
Effect of settlement, curtailment and termination						
Net periodic benefit cost	16	**11**	32	**18**	14	**7**

Employer's contributions for 2008

As of 31 March 2008, the Group contributed CHF 65 million to its defined benefit pension plans and CHF 3 million to other post-retirement plans, compared to CHF 94 million and CHF 3 million, respecively, in the same period of 2007.

The expected 2008 contributions to the defined benefit pension plans and to the post-retirement benefit plans, revised as of 31 March 2008 for latest information, amount to CHF 214 million (31 December 2007: CHF 213 million) and CHF 13 million (31 December 2007: CHF 14 million), respectively.

Impact of new accounting guidance

The Group changed the measurement date for its employee benefit plans from 30 September to 31 December for its 2008 financial statements in accordance with new generally accepted accounting guidance effective as from 1 January 2008. The corresponding adjustment to the opening balance of retained earnings and accumulated other comprehensive income was CHF 31 million and nil, respectively.

10 Information on business segments

The Group provides reinsurance, insurance and financial services throughout the world through three business segments. The business segments are determined by the organisational structure and by the way in which management reviews the operating result of the Group.

In 2007, the Group changed the organisational structure resulting in a more complete integration of the Financial Services business within Swiss Re. Following the new structure, the Group presents three operating business segments – Property & Casualty, Life & Health and Financial Markets. Items not allocated to these three business segments are included in the 'Group items' column.

The Property & Casualty segment consists of the following sub-segments: Property traditional, Casualty traditional, Specialty traditional and non-traditional business. The Specialty traditional sub-segment includes certain parts of the former Credit Solutions business, Credit Reinsurance, Financial Guaranty business, Bank Trade Finance, and Credit securitisations. Certain parts of the former Capital Management and Advisory business are now included in the Property & Casualty business segment, including revenues and expenses related to Property & Casualty insurance-linked securities.

The Life & Health segment continues to consist of the following sub-segments: Life traditional, Health traditional and Admin Re®. Certain parts of the former Capital Management and Advisory business are now included in the Life & Health business segment, including variable annuity business.

The Financial Markets business segment consists of the following sub-segments: Credit and Rates, Equities and Alternative Investments and Other. The Financial Markets business segment includes proprietary returns on the Group's invested fixed income securities, equity securities and alternative investments. Third-party asset management is included in Credit and Rates. The sub-segment Other includes mark-to-market gains/losses on structured credit products.

Group items include certain costs of Corporate centre functions not allocated to the business segments, certain foreign exchange items, interest expenses on operating and financial debt (except for directly allocated interest expenses to the segments) and other items not considered for the performance of the operating segments.

With the new segment structure, the allocation of investment results has been revised. Certain investment results, including investment income and realised gains on unit-linked business, with-profit business and reinsurance derivatives, are excluded from the performance of the Financial Markets business segment and directly allocated to the Property & Casualty and Life & Health business segments.

Proprietary return reported in Financial Markets is allocated to the Property & Casualty or Life & Health business segments. The allocation is now based on technical reserves and other information, including duration of the underlying liabilities.

The investment result of the Other sub-segment in Financial Markets is not allocated to the Property & Casualty or Life & Health segments.

The "Allocation" column eliminates the Financial Markets investment result as well as other revenues and/or expenses directly allocated to either the Property & Casualty or the Life & Health business segments.

The accounting policies of the business segments are in line with those described in the summary of significant accounting policies (see Note 1).

a) Business segment results

For the three months ended 31 March

2007 CHF millions	Property&Casualty	Life&Health	Financial Markets	Group items	Allocation	Total
Revenues						
Premiums earned	4902	3189				8091
Fee income from policyholders		213				213
Net investment income	781	1075	1502	114	–1278	2194
Net realised investment gains/losses	427	750	786	–107	–788	1068
Other revenues	22		27	18		67
Total revenues	6132	5227	2315	25	–2066	11633
Expenses						
Claims and claim adjustment expenses; life and health benefits	–3412	–2893				–6305
Interest credited to policyholders		–636				–636
Acquisition costs	–966	–591				–1557
Other expenses	–377	–295		–112	–266	–1050
Interest expenses				–336		–336
Total expenses	–4755	–4415	0	–448	–266	–9884
Operating income/loss	1377	812	2315	–423	–2332	1749

2008 CHF millions	Property&Casualty	Life&Health	Financial Markets	Group items	Allocation	Total
Revenues						
Premiums earned	3690	2767				6457
Fee income from policyholders		183				183
Net investment income	1052	1230	1932	56	–1891	2379
Net realised investment gains/losses	136	–1699	–569	290	–299	–2141
Other revenues	25		26	18		69
Total revenues	**4903**	**2481**	**1389**	**364**	**–2190**	**6947**
Expenses						
Claims and claim adjustment expenses; life and health benefits	–2558	–2273				–4831
Interest credited to policyholders		1131				1131
Acquisition costs	–695	–634				–1329
Other expenses	–349	–256		–137	–40	–782
Interest expenses				–388	–42	–430
Total expenses	**–3602**	**–2032**	**0**	**–525**	**–82**	**–6241**
Operating income/loss	**1301**	**449**	**1389**	**–161**	**–2272**	**706**

Proprietary return reported in Financial Markets is allocated to the Property&Casualty or Life&Health business segments. The allocation is based on technical reserves and other information, including duration of the underlying liabilities, and was allocated in the first three months of 2007 and 2008 as follows:

CHF millions, as at 31 March 2007	Property&Casualty	Life&Health	Financial Markets
Net investment income	661	617	1278
Net realised investment gains/losses	407	381	788

CHF millions, as at 31 March 2008	Property&Casualty	Life&Health	Financial Markets
Net investment income	987	904	1891
Net realised investment gains/losses	156	143	299

b) Property & Casualty business segment – by line of business

For the three months ended 31 March

2007 CHF millions	Property traditional	Casualty traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues						
Premiums earned	1 680	1 942	1 194	4 816	86	4 902
Net investment income	41	574	73	688	93	781
Net realised investment gains/losses	61	311	40	412	15	427
Other revenues	–3		33	30	–8	22
Total revenues	1 779	2 827	1 340	5 946	186	6 132
Expenses						
Claims and claim adjustment expenses	–945	–1 686	–584	–3 215	–197	–3 412
Acquisition costs	–272	–356	–317	–945	–21	–966
Other expenses	–141	–149	–67	–357	–20	–377
Total expenses	–1 358	–2 191	–968	–4 517	–238	–4 755
Operating income/loss	421	636	372	1 429	–52	1 377
Claims ratio in %	56.3	86.8	48.9	66.8		
Expense ratio in %	24.6	26.0	32.2	27.0		
Combined ratio in %	80.9	112.8	81.1	93.8		

2008 CHF millions	Property traditional	Casualty traditional	Specialty traditional	Total traditional	Non-traditional	Total
Revenues						
Premiums earned	1 243	1 423	947	3 613	77	3 690
Net investment income	116	718	173	1 007	45	1 052
Net realised investment gains/losses	20	100	30	150	–14	136
Other revenues			25	25		25
Total revenues	**1 379**	**2 241**	**1 175**	**4 795**	**108**	**4 903**
Expenses						
Claims and claim adjustment expenses	–1 001	–1 032	–477	–2 510	–48	–2 558
Acquisition costs	–174	–271	–240	–685	–10	–695
Other expenses	–115	–160	–31	–306	–43	–349
Total expenses	**–1 290**	**–1 463**	**–748**	**–3 501**	**–101**	**–3 602**
Operating income/loss	**89**	**778**	**427**	**1 294**	**7**	**1 301**
Claims ratio in %	80.5	72.5	50.4	69.5		
Expense ratio in %	23.3	30.3	28.6	27.4		
Combined ratio in %	103.8	102.8	79.0	96.9		

c) Life & Health business segment – by line of business

For the three months ended 31 March

2007 CHF millions	Life traditional	Health traditional	Admin Re®	Total
Revenues				
Premiums earned	1975	758	456	3189
Fee income from policyholders	7		206	213
Net investment income	367	130	578	1075
Net realised investment gains/losses	216	60	474	750
Other revenues				
Total revenues	2565	948	1714	5227
Expenses				
Claims and claim adjustment expenses; life and health benefits	–1453	–640	–800	–2893
Interest credited to policyholders	–54		–582	–636
Acquisition costs	–379	–136	–76	–591
Other expenses	–161	–39	–95	–295
Total expenses	–2047	–815	–1553	–4415
Operating income/loss	518	133	161	812
Operating result, excluding non-participating net realised investment gains/losses	306	73	– 26	353
Net investment income – unit-linked	28		106	134
Net investment income – with-profit business			60	60
Net investment income – non-participating	339	130	412	881
Net realised investment gains/losses – unit-linked	4		297	301
Net realised investment gains/losses – with-profit business			–10	–10
Net realised investment gains/losses – non-participating	212	60	187	459
Operating revenues[1]	2321	888	1074	4283
Management expense ratio in %	6.9	4.4	8.8	6.9
Benefit ratio[2] in %				94.5

[1] Operating revenues exclude net investment income and net realised investment gains/losses from unit-linked and with-profit business as these are passed through to contract holders and therefore do not have an impact on the operating result. Operating revenues also excludes net realised investment gains/losses from non-participating business.

[2] The benefit ratio is calculated as claims divided by premiums earned, both of which exclude unit-linked and with-profit business.

For the three months ended 31 March

2008 CHF millions	Life traditional	Health traditional	Admin Re®	Total
Revenues				
Premiums earned	1 888	655	224	2 767
Fee income from policyholders	18		165	183
Net investment income	290	158	782	1 230
Net realised investment gains/losses	–18	3	–1 684	–1 699
Other revenues				
Total revenues	**2 178**	**816**	**–513**	**2 481**
Expenses				
Claims and claim adjustment expenses; life and health benefits	–1 486	–547	–240	–2 273
Interest credited to policyholders	–46		1 177	1 131
Acquisition costs	–414	–125	– 95	–634
Other expenses	–117	– 38	–101	– 256
Total expenses	**–2 063**	**–710**	**741**	**–2 032**
Operating income/loss	**115**	**106**	**228**	**449**
Operating result, excluding non-participating net realised investment gains/losses	**133**	**103**	**156**	**392**
Net investment income – unit-linked	27		166	193
Net investment income – with-profit business			78	78
Net investment income – non-participating	263	158	538	959
Net realised investment gains/losses – unit-linked			–1 428	–1 428
Net realised investment gains/losses – with-profit business			–328	–328
Net realised investment gains/losses – non-participating	–18	3	72	57
Operating revenues[1]	**2 169**	**813**	**927**	**3 909**
Management expense ratio in %	5.4	4.7	10.9	6.5
Benefit ratio[2] in %				91.3

[1] Operating revenues exclude net investment income and net realised investment gains/losses from unit-linked and with-profit business as these are passed through to contract holders and therefore do not have an impact on the operating result. Operating revenues also excludes net realised investment gains/losses from non-participating business

[2] The benefit ratio is calculated as claims divided by premiums earned, both of which exclude unit-linked and with-profit business.

d) Financial Markets

For the three months ended 31 March

2007 CHF millions	Credit & Rates	Equity & Alternative Investments	Other	Total
Revenues				
Premiums earned				
Net investment income	1 574	–67	–5	1 502
Net realised investment gains/losses	234	543	9	786
Other revenues	27			27
Total revenues	1 835	476	4	2 315
Expenses				
Claims and claim adjustment expenses				
Acquisition costs				
Other expenses				
Total expenses	0	0	0	0
Operating income/loss	1 835	476	4	2 315

2008 CHF millions	Credit & Rates	Equity & Alternative Investments	Other	Total
Revenues				
Premiums earned				
Net investment income	1 898	33	1	1 932
Net realised investment gains/losses	–107	405	–867	–569
Other revenues	26			26
Total revenues	**1 817**	**438**	**–866**	**1 389**
Expenses				
Claims and claim adjustment expenses				
Acquisition costs				
Other expenses				
Total expenses	**0**	**0**	**0**	**0**
Operating income/loss	**1 817**	**438**	**–866**	**1 389**

11 Variable interest entities

The Group holds a variable interest in various entities principally due to a modified coinsurance agreement, certain insurance-linked and credit-linked securitisations, private equity limited partnerships, hedge funds, debt financing and other entities, which meet the definition of a variable interest entity (VIE).

The insurance-linked and credit-linked securitisations transfer pre-existing insurance or credit risk to the capital markets through the issuance of insurance-linked or credit-linked securities. In insurance-linked securitisations, the securitisation vehicle initially assumes the insurance risk through insurance contracts. In credit-linked securitisations, the securitisation vehicle initially assumes the credit risk through credit default swaps.

The securitisation vehicle generally retains the issuance proceeds as collateral. The Group's variable interests arise through ownership of insurance-linked and credit-linked securities, or through protection provided for the value of the collateral held. The Group's maximum exposure to loss equals the higher of the carrying amount of the collateral protected or the carrying amount of the insurance-linked or credit-linked securities held. The collateral held usually consists of investment grade securities.

Investment vehicles also include private equity limited partnerships and hedge funds. The Group's variable interests arise through an ownership interest in the vehicle or a guarantee of the value of the assets held by the vehicle. The maximum exposure to loss equals the carrying amount of the ownership interest or the maximum amount payable under the guarantee.

Debt financing vehicles issue loan notes to provide the Group with funding. The maximum potential loss is limited to the lower of the total assets excluding the funding provided to the Group and the carrying amount of the Group's ownership interest.

The following table shows the total assets of VIEs of which the Group is the primary beneficiary, but does not hold a majority voting interest:

CHF millions	As of 31 December 2007	**As of 31 March 2008**
Modified coinsurance agreement	4022	3515
Investment vehicles	8007	6962
Other	1	1
Total	12030	**10478**

As of 31 March 2008, the consolidation of VIEs resulted in a minority interest in the balance sheet of CHF 385 million (2007: CHF 435 million). The minority interest is included in accrued expenses and other liabilities. The net minority interest in income was CHF 10 million and CHF 6 million net of tax in the first quarters ended 31 March 2007 and 2008, respectively. The income statement impacts are generally included in the relevant segment with the underlying movement in income or expenses.

The following table shows the total assets of, and maximum exposure to loss in, VIEs in which the Group holds a significant variable interest:

	As of 31 December 2007		**As of 31 March 2008**	
CHF millions	Total Assets	Maximum exposure to loss	Total Assets	Maximum exposure to loss
Insurance-linked/credit-linked securitisations	10874	10874	9039	9039
Investment vehicles	17684	2089	12810	1878
Debt financing	7753	526	9059	506
Other	1690	1137	1765	1283
Total	38001	14626	**32673**	**12706**

Cautionary note on forward-looking statements

Certain statements and illustrations contained herein are forward-looking. These statements and illustrations provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- changes in global economic conditions and the risk of a global economic downturn;
- direct and indirect impact of continuing deterioration in the credit markets, and further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures and of monoline insurance companies;
- the occurrence of other unanticipated market developments or trends;
- the ability to maintain sufficient liquidity and access to capital markets;
- the cyclicality of the reinsurance industry;
- uncertainties in estimating reserves;
- the effect of market conditions, including the global equity and credit markets, and the level and volatility of equity prices, interest rates, currency values and other market indices;
- changes in Swiss Re's investment results;
- uncertainties in valuing credit default swaps and other credit-related instruments;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or loss of one of the financial or claims-paying ratings of one or more of Swiss Re's subsidiaries;
- political risks in the countries in which Swiss Re operates or in which it insures risks;
- extraordinary events affecting Swiss Re's clients and other counterparties, such as bankruptcies, liquidations and other credit-related events;
- risks associated with implementing Swiss Re's business strategies;
- the impact of current, pending and future legislation, regulation and regulatory and legal actions;
- the impact of significant investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transactions, including, in the case of acquisitions, issues arising in connection with integrating acquired operations;
- changing levels of competition; and
- operational factors, including the efficacy of risk management and other internal procedures in managing the foregoing risks.

These factors are not exhaustive. Swiss Re operates in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. Swiss Re undertakes no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Corporate calendar
5 August 2008
Second quarter results

25 September 2008
Investors' Day

4 November 2008
Third quarter results

19 February 2009
2008 annual results

Contact information
Investor Relations
Susan Holliday
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Media Relations
Simone Lauper
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
First Quarter 2008 Report

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Original version in English

The First Quarter 2008 Report is also available in German and French.

The web version of the First Quarter 2008 Report is available at:
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Swiss Reinsurance Company Ltd
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

END